FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2005

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






                                 SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

D G Eldon

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director and his spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HSBC Nominees (Hong Kong) Limited 153,862
Abacus Corporate Trustee Limited 291,101

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

D G Eldon and Mrs M M Eldon (spouse of the director)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

i. Acquisition / scrip dividend on conditional award under restricted share plan

ii. Termination of an interest in a fraction of one share following release of 2002 Restricted Share Plan award

7) Number of shares/amount of stock acquired

175 shares

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

1 share

10) Percentage of issued class

De minimis

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

i. USD15.9823 (175 shares)

ii. Nil (1 share)

13) Date of transactions

29 April 2005

14) Date company informed

29 April 2005

15) Total holding following this notification

444,963

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant


18) Period during which or date on which exercisable


19) Total amount paid (if any) for grant of the option


20) Description of shares or debentures involved: class, number


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22) Total number of shares or debentures over which options held following this notification


23) Any additional information


24) Name of contact and telephone number for queries

Nicola Black, Assistant Secretary 020 7991 2652

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 3 May 2005






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  3 May 2005